December 10, 2021

VIA EDGAR

Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genenta Science S.p.A.
Registration Statement on Form F-1
Registration No. 333-260923

Acceleration Request

Requested Date: December 14, 2021

Requested Time: 5:00 PM, Eastern Daylight Time

Dear Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as representative of the several underwriters, hereby joins Genenta Science S.p.A. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-260923) (the “Registration Statement”) to become effective on December 14, 2021, at 5:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Capital Markets

cc:	Pierluigi Paracchi, Genenta Science S.p.A.
Ettore Santucci, Goodwin Procter LLP
Thomas Levato, Goodwin Procter LLP
Norwood Beveridge, Loeb & Loeb LLP

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